SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Amendment No. 4 to
SCHEDULE TO
(Rule 13e-4)
Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

MOTOROLA, INC.
(Name of Subject Company (Issuer) and Filing Person (Offeror))

Options to Purchase Common Stock, $0.01 par value per share
(Title of Class of Securities)

620076109
(CUSIP Number of Class of Securities)

Greg A. Lee
Senior Vice President, Human Resources
1303 East Algonquin Road
Schaumburg, Illinois 60196
(847) 576-5000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
Communications on Behalf of Filing Persons)

Copies to:
Craig A. Roeder
Christopher M. Bartoli
Baker & McKenzie LLP
One Prudential Plaza, Suite 3500
130 East Randolph Drive
Chicago, Illinois 60601
(312) 861-8000
CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee
$163,439,907	$9,119.95

*	Calculated solely for purposes of determining the applicable filing fee. This amount assumes that options to purchase 112,338,621 shares of common stock of Motorola, Inc. having an aggregate value of $163,439,907 as of May 11, 2009 will be exchanged or cancelled pursuant to this offer. The aggregate value of such options was calculated based on the Black—Scholes option pricing model. The amount of the filing fee, calculated in accordance with the Securities Exchange Act of 1934, as amended, equals $55.80 for each $1,000,000 of the value of the transaction.

☑	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$9,119.95.
Form or Registration No.:	Schedule TO-I.
Filing party:	Motorola, Inc.
Date filed:	May 14, 2009.
☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer. Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third party tender offer subject to Rule 14d-1.

☑	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

INTRODUCTORY STATEMENT
     This Amendment No. 4 amends and supplements the Tender Offer Statement on Schedule TO originally filed with the Securities and Exchange Commission on May 14, 2009, as amended (the “Schedule TO”) by Motorola, Inc., a Delaware corporation (“Motorola” or the “Company”), in connection with the Company’s offer to exchange certain outstanding stock options to purchase up to an aggregate of 112,338,621 shares of the Company’s common stock as of April 22, 2009, whether vested or unvested, that were granted prior to June 1, 2007, expire after December 31, 2009 and have an exercise price equal to or greater than $12.00 per share (the “Offer to Exchange”).
     Only those items amended are reported in this Amendment No. 4. Except as specifically provided herein, the information contained in the Schedule TO remains unchanged and this Amendment No. 4 does not modify any of the information previously reported on the Schedule TO.
Item 4. Terms of the Transaction.
     Item 4 of the Schedule TO is hereby amended to add the following sentences: The offer expired on June 12, 2009 at 3:00 p.m. United States Central Time. We have accepted for cancellation Exchanged Options covering 97,252,701 shares of the Company’s common stock, which were cancelled as of June 12, 2009. We have issued Replacement Options covering 43,222,202 shares of the Company's common stock in exchange for the Exchanged Options tendered in the Offer to Exchange.

SIGNATURE
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 4 to Schedule TO is true, complete and correct.

MOTOROLA, INC.
/s/ Greg A. Lee
Greg A. Lee, Senior Vice President, Human Resources, Motorola, Inc.

Date: June 16, 2009

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